Form 10-K, Exhibit 13
period 1996-03-31
INTERNATIONAL IMAGING MATERIALS INC /DE/
filed 1996-06-21
CIK 904009

                                                                      EXHIBIT 13


                     INTERNATIONAL IMAGING MATERIALS, INC.

                 PORTIONS OF 1996 ANNUAL REPORT TO STOCKHOLDERS

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Results of Operations
- ---------------------

Fiscal 1996 was a year of transition for the Company. The financial performance for the year reflected the resolution of events that began in fiscal 1995, while significant investments were made in the future of the Company.

During the first half of fiscal 1995, the Company experienced a surge of incoming orders in all parts of its business. The Company's manufacturing capacity could not absorb this orders increase and lead times lengthened, causing customers throughout the distribution channels to further increase their orders and inventory levels to avoid stock-out situations. A total of $44.5 million in orders were received in this six-month period, a 30% increase over the $34.3 million of orders placed in the second half of fiscal 1994.

In response, the Company increased its manufacturing capacity largely through productivity improvements, resulting in sequential quarterly revenue records and significant lead time reductions throughout fiscal 1995. These lead time reductions allowed customers to reduce their excess inventory levels, and consequently, they sharply cut back their orders to the Company. This resulted in a significant decrease in quarterly revenues for the Company, from $22.3 million in the fourth quarter of fiscal 1995 to $19.0 million in the first quarter of fiscal 1996. These order reductions continued through the first half of fiscal 1996, until orders again reflected end user market demand beginning in the third quarter of fiscal 1996.

Fujicopian's thermal transfer licensee for Europe, Armor, also experienced an influx of orders during fiscal 1995 which exceeded their manufacturing capacity. The Company used its coating capacity not consumed by customers' requirements to supply Armor with thermal transfer jumbo rolls. This business did not recur in fiscal 1996 once Armor's manufacturing capacity was increased sufficiently.

This sequence of events resulted in fiscal 1996 revenues of $88.4 million, an increase of only 3.5% over fiscal 1995 revenues of $85.5 million. Revenues in fiscal 1995, however, increased 38.8% from $61.6 million in fiscal 1994. Included in fiscal 1995 and fiscal 1994, respectively, were $6.0 million and $1.6 million of revenue, primarily jumbo rolls supplied to Armor, which did not recur in fiscal 1996. Therefore, recurring revenues grew 11.3% from fiscal 1995 to fiscal 1996, and 32.5% from fiscal 1994 to fiscal 1995, a compound annual growth rate of 21.5%, more consistent with actual market growth during this three-year period.

[Bar chart depicting recurring revenues in thousands] 1992 31,492; 1993 48,432; 1994 59,976; 1995 79,318; 1996 88,448.

The Company sells its ribbons primarily to printer original equipment manufacturers (OEM's), which in turn sell the ribbons under their own brand names to end users, either directly or through distributors and value-added resellers. Recurring revenues to OEM customers in fiscal 1996 were $65.9 million, comprised 74.6% of total revenues, and increased 10.1% from $59.9 million in fiscal 1995. This increase primarily reflects the transfer of ribbon production for a significant color ribbon program from Fujicopian, new product lines introduced to existing tag and label customers, the addition of a significant new tag and label customer, and the overall growth of applications for tag and label printing.

The Company also sells its ribbons directly to distributors and dealers where such sales do not adversely affect the Company's OEM customers. Domestic distributor revenues in fiscal 1996 were $21.3 million, comprised 24.1% of total revenues, and increased 13.6% from $18.8 million in fiscal 1995. In September 1995, the Company acquired the thermal transfer supplies business from one of its OEM customers, QMS Inc., and began selling ribbons and other thermal transfer supplies under the QMS brand name directly to distributors, dealers and end users. The higher selling prices for ribbons and other items included in the QMS supplies business, the addition of several new significant tag and label customers, new product lines introduced to existing tag and label customers, overall tag and label aftermarket growth, and end-user migration towards this distributor channel from the OEM channel as the market for tag and label ribbons matures, all contributed to this growth.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

The rapid expansion of the market for tag and label printing in South America, and the Company's new marketing programs targeting these opportunities, were principally responsible for the addition of several new customers in the international distributor channel. Revenues for this channel were $1.2 million in fiscal 1996, comprised 1.3% of total revenues, and increased 41.2% from $840,000 in fiscal 1995.

Recurring revenues for the OEM channel increased 27.4% from fiscal 1994 to fiscal 1995, principally due to the transfer of ribbon production for two color printer programs to the Company from Fujicopian late in fiscal 1994, new tag and label product lines introduced to existing customers, the addition of a significant new tag and label customer, and the overall growth of the installed base of thermal transfer printers. Domestic distributor revenues increased 48.4% from fiscal 1994 to fiscal 1995, reflecting the addition of several new significant customers, new high performance product lines introduced late in fiscal 1994, and overall tag and label ribbon aftermarket growth.

The Company's ribbon unit selling prices in total were comparable from fiscal 1994 through fiscal 1996. Slight increases in selling prices to color ribbon OEM customers, significantly higher selling prices to dealers, distributors and end-users for QMS's thermal transfer supplies, and a shift in mix towards the higher selling prices in the tag and label distributor channels, offset selling price decreases to tag and label ribbon OEM and distributor customers.

Gross margins were 29.6% of revenues in fiscal 1996 as compared to 29.8% in fiscal 1995. The higher base of fixed overhead costs, which was not absorbed by the declining revenues from customers reducing their inventory levels, was partially offset by the higher margins on the QMS thermal transfer supplies business and no management bonuses in fiscal 1996. The gross margin improvement in fiscal 1995 from 27.9% of revenues in fiscal 1994 primarily reflects production efficiencies in direct labor and improved leverage of fixed overhead costs as the Company expanded its manufacturing capacity to fulfill the surge of incoming orders.

Total operating expenses were $10.9 million in fiscal 1996, an increase of 14.1% from $9.6 million in fiscal 1995. Research and development expenses increased $862,000 due to increased staffing and sampling of new products as investments in future revenue growth. Selling expenses increased $515,000 due to the creation of a telemarketing capability for QMS thermal transfer supplies, and the hiring of additional personnel to drive the Company's sales growth, partially offset by no management bonuses in fiscal 1996.

Total operating expenses in fiscal 1995 increased by 36.6% from $7.0 million in fiscal 1994. Research and development expenses increased $672,000 due to the hiring of additional personnel and distribution of samples to customers. Selling expenses increased $723,000, primarily due to increased staffing and promotional expenses. Administrative expenses increased $1.2 million, principally due to increased staffing and the first full year of expenses as a publicly-held Company in fiscal 1995.

[Bar chart depicting the debt to equity ratio] 1992 1.06; 1993 1.13; 1994 0.12; 1995 0.08; 1996 .26.

Interest expense was $136,000 in fiscal 1996, a decrease of 52.1% from $284,000 in fiscal 1995. Interest incurred on the Company's lines of credit in fiscal 1996 to fund the construction of and equipment for the 100,000 square foot manufacturing facility, the purchase of the QMS thermal transfer supplies business, and the repurchase of 315,400 shares of the Company's common stock was offset by $612,000 of interest capitalized as part of the cost of the new facility. Interest income was $101,000 in fiscal 1996, a decrease of 76.3% from $427,000 in fiscal 1995, due to the use of the Company's cash and short-term investments prior to the borrowings on the lines of credit. Interest expense in fiscal 1995 decreased 55.6% from $639,000 in fiscal 1994, while interest income increased 133.3% from $183,000 in fiscal 1994. These improvements resulted from the repayment of a portion of the

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

Company's debt with some of the proceeds from the Company's initial public offering of common stock in fiscal 1994, as well as higher short-term investment balances in fiscal 1995 resulting from the Company's record financial performance.

Income taxes in fiscal 1996 were $5.3 million or 35.0% of income before income taxes. In fiscal 1995, income taxes were $6.1 million or 38.0% of income before income taxes. Income taxes in fiscal 1994 were $3.6 million or 37.0% of income from continuing operations before income taxes. Changes in the New York State alternative minimum tax calculation benefiting the Company and the benefit from the Company's foreign sales subsidiary established at the beginning of fiscal 1996 contributed to this rate reduction in fiscal 1996. The actual tax payments in all three years were significantly lower than the expense reflected in the Company's statements of income since a substantial portion of the tax provisions were deferred, primarily reflecting the temporary benefits of accelerated depreciation of plant and equipment on the Company's tax returns. Tax payments were also reduced by tax deductions from the exercise of non-qualified stock options and compensatory warrants. For financial reporting purposes, these tax benefits are recognized as increases in additional paid-in capital, rather than as reductions of income tax expense.

Effective March 31, 1994, the Company adopted a plan to dispose of its software division which was completed during fiscal 1995. The division was established during fiscal 1993 to develop a low-cost, user-friendly software program to increase the consumption of the Company's color ribbons. The decision to discontinue this division resulted from the introduction of several similar programs by other software companies.

The Company's financial performance over the last three fiscal years is best understood in terms of the entire three-year period, rather than concentrating on the unique events temporarily influencing each individual year's results.
Net income grew 74.7% on a 43.6% revenue increase from fiscal 1994 through fiscal 1996. Net income as a percentage of sales increased from 9.2% of revenues in fiscal 1994 to 11.2% of revenues in fiscal 1996. Return on invested capital improved from 10.0% in fiscal 1994 to 11.1% in fiscal 1996. Return on total assets increased from 8.6% in fiscal 1994 to 9.4% in fiscal 1996.

[Bar chart depicting net capital expenditures in thousands] 1992 $8,912; 1993 $8,819; 1994 $13,435; 1995 $14,235; 1996 $17,477.

At the same time as these operating results were improving, the Company invested heavily in its future. These investments include $45.1 million of capital expenditures, including 150,000 square feet of facilities and the equipment needed to both increase manufacturing capacity and improve production efficiency, as well as a dedicated research and development pilot facility for the production of new product samples for customers. A total of $6.8 million was spent on research and development as the Company became less dependent on Fujicopian and established its own capability to develop new products tailored to the specific requirements of the North American market. The Company also paid $5.6 million for the QMS thermal transfer supplies business and created a telemarketing capability to serve small distributors, dealers and end-user customers both now and in the future. These investments were funded by $27.2 million from the Company's initial public offering of common stock in fiscal 1994 and an additional $34.4 million generated by operating activities.

[Bar chart depicting cash flow from operations in thousands] 1992 $4,377; 1993 $7,306; 1994 $10,888; 1995 $16,972; 1996 $18,958;

PAGE 17
- -------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

            FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED



Liquidity and Capital Resources
- -------------------------------

The Company's financial condition at March 31, 1996 remained strong, with long-term debt comprising only 2.8% of total capitalization. Cash from operating activities in fiscal 1996 of $9.9 million, short-term borrowings on the Company's lines of credit of $16.3 million and $7.0 million of cash and short-term investments at March 31, 1995 funded $17.5 million of capital expenditures, the purchase of the QMS thermal transfer supplies business for

$5.6 million and the repurchase of 315,400 shares of the Company's common stock for another $5.6 million. The Company expects to spend approximately $15 million on capital expenditures in fiscal 1997, primarily to complete the construction of and purchase equipment for the new manufacturing facility. The Company anticipates funding these capital expenditures and its working capital requirements, in addition to repaying approximately $10 million of the $16.3 million balance on its $30.0 million lines of credit with two banks at March 31, 1996, with cash generated by operating activities in fiscal 1997. The Company believes that internally generated cash will be more than sufficient to finish repaying the lines of credit and fund working capital, capital expenditures and debt service requirements in fiscal 1998.

Trade receivables increased $4.3 million in fiscal 1996, primarily due to disproportionately higher sales volumes in February and March 1996. The number of days of sales in trade receivables at March 31, 1996 was 48, as compared to 47 days at March 31, 1995, consistent with the Company's typical range of 45 to 50 days. Inventories increased $2.3 million during fiscal 1996, as the Company used available manufacturing capacity to increase its finished goods inventory in anticipation of future revenue increases, as well as create the higher inventory levels required to service the growing proportion of dealer, distributor and end-user sales. The $4.7 million increase in other assets from March 31, 1995 principally consists of the cost of the assets acquired in connection with the purchase of the QMS thermal transfer supplies business, which are being amortized over the next five years. The Company also repurchased 315,400 shares of its common stock during the fourth quarter of fiscal 1996, at an average purchase price of $17.68 per share. These shares will be used to fund future stock option and warrant exercises, for which 5,000 shares were issued as of March 31, 1996.

Cash from operating activities in fiscal 1995 of $18.9 million funded $14.2 million of capital expenditures, $1.7 million of scheduled debt repayments, and a $2.0 million increase in cash and short-term investments. Raw material inventories increased $3.0 million in the fourth quarter of fiscal 1995 due to purchases to support future revenue growth and to delay the impact of anticipated price increases. Trade accounts payable increased $3.5 million in the fourth quarter of fiscal 1995 due primarily to these raw material purchases.

During fiscal 1995 and 1996, the Company loaned $3.9 million and $3.4 million, respectively, to certain officers and a director in conjunction with the exercise of non-qualified stock options and warrants. These exercises, in addition to the lapse of restrictions in fiscal 1996 on restricted stock grants, generated tax deductions of $9.8 million and $6.3 million for the Company in fiscal 1995 and 1996, respectively. During fiscal 1996, $4.2 million of these loans were repaid through the surrender of shares of common stock to the Company. The portions of these loans which funded the officers' and director's personal income tax withholdings are included in other assets since it is the intention of the Company to allow repayment beyond March 31, 1997. The portions of these loans that funded the exercise price of the options and warrants are included as a reduction of stockholders' equity. These demand notes are secured by the stock and personal assets of the officers and director.

[Bar chart depicting stockholder's equity in thousands] 1992 $18,887; 1993 $21,838; 1994 $59,110; 1995 $73,689; 1996 $78,120.


Inflation
- ---------

Inflationary factors have not had a significant effect on the Company's overall revenues or profitability during the past three years.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME




                                                                       Years Ended March 31,
                                                            -------------------------------------------
                                                                1994           1995           1996
                                                            -------------  -------------  -------------
                                                             (In thousands, except per share amounts)

     Revenues                                                    $61,576        $85,477        $88,448

     Cost of goods sold                                           44,425         59,968         62,253
                                                                 -------        -------        -------

          Gross profit                                            17,151         25,509         26,195
                                                                 -------        -------        -------

     Operating expenses:
       Research and development                                    1,545          2,217          3,079
       Selling                                                     2,912          3,635          4,150
       General and administrative                                  2,548          3,720          3,695
                                                                 -------        -------        -------

          Total operating expenses                                 7,005          9,572         10,924
                                                                 -------        -------        -------

          Operating income                                        10,146         15,937         15,271

     Interest expense                                                639            284            136
     Interest income                                                (183)          (427)          (101)
                                                                 -------        -------        -------

          Income from continuing operations
        before income taxes                                        9,690         16,080         15,236

     Income taxes                                                  3,590          6,110          5,333
                                                                 -------        -------        -------

          Income from continuing operations                        6,100          9,970          9,903

     Loss from discontinued operation, net of income tax
        benefits of $255                                             432            ---            ---
                                                                 -------        -------        -------

          Net income                                             $ 5,668        $ 9,970        $ 9,903
                                                                 -------        -------        -------

     Net income (loss) per share of common stock:
       Continuing operations                                         .76           1.10           1.07
       Discontinued operation                                       (.05)           ---            ---
                                                                 -------        -------        -------

          Net income per share of common stock                   $   .71          $1.10          $1.07
                                                                 -------        -------        -------

     Weighted average common shares outstanding                    8,065          9,093          9,224
                                                                 -------        -------        -------




          See accompanying notes to consolidated financial statements

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                March 31,
                                                                    ----------------------------------
                                                                         1995              1996
                                                                    ---------------  -----------------
                                                                     (In thousands, except share and
ASSETS                                                                       per share amounts)
- ------

  Current assets:
    Cash and cash equivalents                                              $ 3,559           $    570
    Securities held to maturity                                              3,468                ---
    Trade receivables                                                       11,902             16,157
    Inventories:
       Raw materials                                                         8,581              9,397
       Work in process                                                       3,802              3,627
       Finished goods                                                        3,224              4,839
                                                                           -------           --------
         Total inventories                                                  15,607             17,863
                                                                           -------           --------
    Prepaid expenses                                                           818                635
    Deferred income taxes                                                    1,557              1,467
                                                                           -------           --------
         Total current assets                                               36,911             36,692
                                                                           -------           --------
  Property, plant and equipment, at cost:
    Land                                                                       619              1,163
    Building and improvements                                               10,444             10,924
    Equipment                                                               57,636             64,362
    Construction in progress                                                 6,388             17,194
                                                                           -------           --------
                                                                            75,087             93,643
    Less accumulated depreciation                                           16,323             21,826
                                                                           -------           --------
       Net property, plant and equipment                                    58,764             71,817
                                                                           -------           --------
  Other assets                                                               2,269              6,952
                                                                           -------           --------
                                                                           $97,944           $115,461
                                                                           -------           --------

    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------

  Current liabilities:
    Notes payable to banks                                                     ---             16,292
    Current installments of long-term debt                                   1,697              1,674
    Trade accounts payable                                                   8,011              8,126
    Accrued compensation and benefits                                        1,085                338
    Payable to Fujicopian Co., Ltd., a related party                         1,853              1,184
    Other accrued expenses                                                   1,467              1,132
    Income taxes payable                                                     1,285                ---
                                                                           -------           --------
       Total current liabilities                                            15,398             28,746
  Long-term debt, excluding current installments                             3,940              2,259
  Deferred income taxes                                                      4,917              6,336
                                                                           -------           --------
       Total liabilities                                                    24,255             37,341
                                                                           -------           --------

  Commitments (Note 8)

  Stockholders' equity:
    Preferred stock; $.01 par value; 5,000,000 shares
     authorized; none issued                                                   ---                ---
    Common stock; $.01 par value; 30,000,000 shares
     authorized; 8,731,479 and 8,860,301 shares issued
     as of March 31, 1995 and 1996, respectively                                87                 89
    Additional paid-in capital                                              53,906             53,037
    Unearned compensation - restricted stock awards                           (915)              (692)
    Notes receivable from exercise of stock options and warrants            (1,880)            (1,219)
    Retained earnings                                                       22,491             32,394
    Treasury stock, 310,400 shares, at cost                                    ---             (5,489)
                                                                           -------           --------
       Total stockholders' equity                                           73,689             78,120
                                                                           -------           --------
                                                                           $97,944           $115,461
                                                                           -------           --------

          See accompanying notes to consolidated financial statements

PAGE 20
             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Years Ended March 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
                                                                       (In thousands)

Cash flows from operating activities:
Net income                                                     $  5,668   $  9,970   $  9,903
                                                               --------   --------   --------
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                  3,604      4,520      6,251
   Loss on disposal of discontinued operation                       421        ---        ---
   Deferred income taxes                                          1,561      2,172      2,360
   Other noncash expenses                                            55        310        444
   Reduction in income taxes payable from the
    exercise of options and warrants                              1,102      1,969      1,464
   Cash provided (used) by changes in:
     Trade receivables                                           (4,023)      (675)    (4,418)
     Inventories                                                 (2,232)    (4,939)    (2,256)
     Prepaid expenses                                               (85)      (236)       183
     Other assets                                                   169         (7)        50
     Trade accounts payable                                         191      2,956     (1,052)
     Accrued compensation and benefits                              (83)       134       (747)
     Payable to Fujicopian Co., Ltd.                                 75        966       (674)
     Other accrued expenses                                        (122)       460       (335)
     Income taxes payable                                          (645)     1,285     (1,285)
                                                               --------   --------   --------
        Total adjustments                                           (12)     8,915        (15)
                                                               --------   --------   --------
        Net cash provided by operating activities                 5,656     18,885      9,888
                                                               --------   --------   --------

Cash flows used in investing activities:
Capital expenditures                                            (13,435)   (14,235)   (17,477)
Payments to acquire other assets                                    ---        ---     (5,575)
Purchases of securities                                             ---     (4,468)       (22)
Maturities of securities                                            ---      1,000      3,490
                                                               --------   --------   --------
        Net cash used in investing activities                   (13,435)   (17,703)   (19,584)
                                                               --------   --------   --------

Cash flows from financing activities:
Proceeds from sale of common stock                               27,237         83        102
Purchase of treasury stock                                          ---        ---     (5,576)
Exercise of stock options and warrants:
   Proceeds                                                       2,551      1,013        409
   Notes received from officers and director                        ---     (1,996)    (2,816)
Proceeds from (repayments of) notes payable to banks               (760)       ---     16,292
Proceeds from long-term debt                                      2,048        ---        ---
Repayments of long-term debt                                    (18,684)    (1,712)    (1,704)
                                                               --------   --------   --------
        Net cash provided by (used in) financing activities      12,392     (2,612)     6,707
                                                               --------   --------   --------

Net increase (decrease) in cash and cash equivalents              4,613     (1,430)    (2,989)
Cash and cash equivalents at beginning of year                      376      4,989      3,559
                                                               --------   --------   --------
Cash and cash equivalents at end of year                       $  4,989   $  3,559   $    570
                                                               --------   --------   --------

Supplemental disclosure of cash flow information:
Cash paid during the year for:
   Interest, net of amount capitalized                              707        218        151
   Income taxes                                                $  1,704   $    311   $  3,044
                                                               --------   --------   --------

Supplemental disclosure of noncash investing and
   financing activities:
Increase (decrease) in liabilities incurred in
   connection with capital expenditures                            (661)       528      1,172
Notes received from exercise of stock options and warrants          ---      1,880        548
Common stock surrendered                                            ---        ---      4,909
Issuance of restricted common stock                            $    537   $    292   $     58
                                                               --------   --------   --------

          See accompanying notes to consolidated financial statements

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                               Notes
                                                                            Receivable
                                                                               From
                                                                             Exercise
                                                Additional                   of Stock                             Total
                                       Common     Paid-in      Unearned       Options    Retained  Treasury   Stockholders'
                                        Stock     Capital    Compensation   & Warrants   Earnings    Stock        Equity
                                       -------  -----------  -------------  -----------  --------  ---------  --------------
                                                               (In thousands, except share amounts)

Balance at March 31, 1993                 $54      $15,372          $(337)     $   ---    $ 6,853   $  (104)        $21,838

Sale of 2,178,416 common shares            22       27,215            ---          ---        ---       ---          27,237

Exercise of options and warrants:
  Shares issued, 487,859                    5        2,546            ---          ---        ---       ---           2,551
  Tax benefit                             ---        1,772            ---          ---        ---       ---           1,772

Restricted stock awards:
  Shares issued, 32,021                   ---          537           (537)         ---        ---       ---             ---
  Compensation earned                     ---          ---             44          ---        ---       ---              44

Net income                                ---          ---            ---          ---      5,668       ---           5,668
                                       ------      -------   ------------   ----------   --------  --------         -------

Balance at March 31, 1994                  81       47,442           (830)         ---     12,521      (104)         59,110

Exercise of options and warrants:
  Shares issued, 630,566                    6        2,887            ---          ---        ---       ---           2,893
  Tax benefit                             ---        3,306            ---          ---        ---       ---           3,306
  Notes received                          ---          ---            ---       (1,880)       ---       ---          (1,880)

Restricted stock awards:
  Shares issued, 12,000                   ---          292           (292)         ---        ---       ---             ---
  Compensation earned                     ---          ---            207          ---        ---       ---             207

Net income                                ---          ---            ---          ---      9,970       ---           9,970

Other                                     ---          (21)           ---          ---        ---       104              83
                                       ------      -------   ------------   ----------   --------  --------         -------

Balance at March 31, 1995                  87       53,906           (915)      (1,880)    22,491       ---          73,689

Exercise of options and warrants:
  Shares issued, 319,081                    3        1,648            ---          ---        ---        87           1,738
  Tax benefit                             ---        2,116            ---          ---        ---       ---           2,116
  Shares surrendered, 197,345              (1)      (4,908)           ---        1,209        ---       ---          (3,700)
  Notes received                          ---          ---            ---         (548)       ---       ---            (548)

Restricted stock awards:
  Shares issued, 2,400                    ---           58            (58)         ---        ---       ---             ---
  Tax benefit                             ---          197            ---          ---        ---       ---             197
  Compensation earned                     ---          ---            281          ---        ---       ---             281

Purchase of 315,400 treasury shares       ---          ---            ---          ---        ---    (5,576)         (5,576)

Net income                                ---          ---            ---          ---      9,903       ---           9,903

Other                                     ---           20            ---          ---        ---       ---              20
                                       ------      -------   ------------   ----------   --------  --------         -------

Balance at March 31, 1996                 $89      $53,037          $(692)     $(1,219)   $32,394   $(5,489)        $78,120
                                       ------      -------   ------------   ----------   --------  --------         -------


          See accompanying notes to consolidated financial statements

PAGE 22
             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  International Imaging Materials, Inc. and subsidiaries (the "Company") manufactures and sells thermal transfer ribbons used in non-impact thermal transfer printers. The Company's customers are primarily printer manufacturers and distributors in North America.

  A summary of significant accounting policies follows:

  (a)  Principles of Consolidation

  The consolidated financial statements include the financial statements of International Imaging Materials, Inc. and its two wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)  Cash Equivalents

  Cash equivalents consist of money market funds, repurchase agreements and commercial paper with original maturities of ninety days or less.

  (c)  Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

  (d)  Depreciation and Amortization

  Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Intangibles included in other assets are amortized using an accelerated method over the period of expected benefit.

  (e)  Income Taxes

   Income taxes are accounted for under the asset and liability method.
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and restriction on the use of certain State investment tax credits in assessing the realizability of deferred tax assets.

   (f) Earnings Per Share

   Weighted average common shares outstanding include common stock equivalents which consist of the aggregate dilutive effect of unexercised stock options, warrants and restricted stock awards.

   (g) Foreign Exchange

   The Company periodically enters into forward foreign exchange contracts to minimize exposure and reduce risk from exchange rate fluctuations in the regular course of business. Since these contracts hedge exposures on firm foreign currency commitments, gains and losses are deferred and recognized as adjustments to the costs of the corresponding assets. All balance sheet amounts denominated in foreign currencies are translated at the current exchange rate as of the balance sheet date. Transaction gains and losses are included in earnings.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   (h) Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(2)  INDEBTEDNESS

   The Company maintains a $20,000,000 line of credit with a bank which bears interest at either the LIBOR rate plus .20%, the bank's cost of funds rate plus
 .50%, or the prime rate, as selected by the Company. In addition, the Company maintains a $10,000,000 line of credit with another bank which bears interest at either the LIBOR rate plus .20%, the Federal Funds rate plus .50%, or a fixed rate to be determined by the bank, as selected by the Company. Advances under both lines of credit are at the sole discretion of the banks and can be made for various periods of time not extending beyond September 30, 1997 under the $20,000,000 line of credit, nor beyond March 31, 1997 under the $10,000,000 line of credit. There were no borrowings outstanding under either line of credit at March 31, 1995. There was $9,500,000 outstanding under the $20,000,000 facility at 5.64% and $6,792,000 outstanding on the $10,000,000 facility at 5.55% at March 31, 1996. Borrowings under both facilities are payable on demand.

   A summary of long-term debt follows:

                                            Interest
                                            Rate at
                                           March 31,          March 31,
                                                         -------------------
                                              1996         1995         1996
                                              ----       ------       ------
                                                            (In thousands)
Term loans, due in:
 1997                                         7.75%      $1,215       $  631
 1998                                         7.75        3,493        2,562
 2001                                         8.25          774          647
Other                                    2.50 to 4.00%      155           93
                                                         ------       ------
 Total long-term debt                                     5,637        3,933

Less current installments                                 1,697        1,674
                                                         ------       ------

 Long-term debt, excluding
  current installments                                   $3,940       $2,259
                                                         ------       ------

   The term loans, payable in monthly installments ranging from $11,000 to $78,000, bear interest at variable rates based on the prime rate, are secured by certain plant and equipment, require the maintenance of certain financial ratios, limit the amount of capital expenditures and prohibit the payment of cash dividends without the lenders' consent.

PAGE 23

   The aggregate annual installments due on long-term debt for each of the next five years are: $1,674,000 in fiscal 1997, $1,155,000 in fiscal 1998, $838,000 in fiscal 1999, $127,000 in fiscal 2000 and $127,000 in fiscal 2001.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   The Company capitalizes interest as a component of the cost of plant and equipment. The following is a summary of interest costs incurred:

                                          Years Ended March 31,
                                          ---------------------
                                           1994    1995   1996
                                          ------  ------  -----
                                             (In thousands)

       Interest cost capitalized           $ 152   $ 235  $ 612
       Interest cost charged to income       639     284    136
                                           -----   -----  -----
         Total interest cost incurred      $ 791   $ 519  $ 748
                                           -----   -----  -----

   The 2001 term loan and the $20,000,000 line of credit are with a bank that owns warrants to purchase 50,000 shares of the Company's common stock.

   The carrying amount of the Company's long-term debt instruments approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at March 31, 1996.


(3)  STOCKHOLDERS' EQUITY

   The Company has two stock plans under which non-qualified stock options and restricted stock have been granted to employees. The Company has also granted non-qualified stock options and restricted stock under an outside director stock option and restricted stock plan. All of the options granted under the plans were granted at the fair market value of the Company's common stock at the date of grant. All options granted under the plans expire no later than ten years and one day after grant. The following table summarizes option activity under these plans:

                                                               Years Ended March 31,
                                               ------------------------------------------------------
                                                     1994              1995               1996
                                               ----------------  ----------------  ------------------

     Options outstanding, beginning of year          1,710,187         1,663,270           1,561,274
         Granted                                       379,822           290,946             589,610
         Exercised                                    (395,739)         (388,942)           (301,881)
         Canceled                                      (31,000)           (4,000)           (241,000)
                                               ---------------   ---------------   -----------------

     Options outstanding, end of year                1,663,270         1,561,274           1,608,003
     Shares reserved under the stock plans             279,970           685,220             389,820
                                               ---------------   ---------------   -----------------

     Total reserved shares                           1,943,240         2,246,494           1,997,823
                                               ---------------   ---------------   -----------------

     Options exercisable at year end                 1,120,381           893,617             707,663
                                               ---------------   ---------------   -----------------

     Option prices per share:
         Granted                               $14.00 - $20.13   $17.00 - $26.50   $16.875 - $26.875
         Exercised                              $3.20 - $5.00     $3.20 - $19.75    $5.00 - $19.75
                                               ---------------   ---------------   -----------------

   During fiscal 1994, stockholders adopted an employee stock purchase plan which allows the purchase by employees, not holding options, of up to 200,000 shares of the Company's common stock at 85% of the fair market value of the shares at the time of purchase. As of March 31, 1995 and 1996, 4,369 and 9,055 shares, respectively had been issued under this plan.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   Additionally, the Company has warrants outstanding as follows:

                                         Years Ended March 31,
                                   ---------------------------------
                                  1994            1995            1996
                                  ----            ----            ----

     Warrants outstanding       365,460         119,640         102,440
                                -------         -------         -------

     Warrants exercisable       305,460          79,640          82,440
                                -------          ------          ------

     Exercise price          $5.00 - $10.00  $5.00 - $10.00  $5.00 - $10.00
                             --------------  --------------  --------------

   During fiscal 1995 and 1996, the Company loaned $3,876,000 and $3,364,000, respectively to certain officers and a director, of which $1,880,000 and $548,000 funded the exercise price of stock options and warrants and $1,996,000 and $2,816,000 funded the officers and director's personal income tax liabilities related to the exercise. In fiscal 1996, $4,210,000 of these loans were repaid through the surrender of shares of the Company's common stock. It is the intention of the Company to allow repayment of these demand notes, which are collateralized by the assets of the respective officers, beyond March 31, 1997.


(4)    INCOME TAXES

   Income tax expense is reflected in the statements of income as follows:

                                                                    Years Ended March 31,
                                                              ---------------------------------
                                                                1994         1995        1996
                                                              --------  --------------  -------
                                                                       (In thousands)

     Expense attributable to income
        from continuing operations                             $3,590          $6,110    $5,333

     Benefit resulting from loss from
        discontinued operation                                   (255)            ---       ---
                                                               ------          ------   -------

       Total income tax expense                                $3,335          $6,110    $5,333
                                                               ------          ------   -------

   The above income tax expense consists of the following:

                                                                    Years Ended March 31,
                                                               --------------------------------
                                                                 1994            1995      1996
                                                               ------          ------   -------
                                                                             (In thousands)

     Current:
       Federal                                                 $1,450          $3,411    $2,662
       State                                                      324             527       313
                                                               ------          ------   -------
                                                                1,774           3,938     2,975
                                                               ------          ------   -------

     Deferred:
       Federal                                                  1,523           2,172     2,358
       State                                                       38             ---       ---
                                                               ------          ------   -------
                                                                1,561           2,172     2,358
                                                               ------          ------   -------

       Total income tax expense                                $3,335          $6,110    $5,333
                                                               ------          ------   -------

PAGE 24
             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


   Income tax expense differs from the expected amount (computed by applying the 34% statutory rate to income before income taxes from both continuing and discontinued operations) due principally to the effects of the Company's foreign sales corporation, state income taxes and changes in the valuation allowance for deferred tax assets.

   The tax effects of temporary differences that give rise to the deferred tax assets and liability at March 31, 1995 and 1996 were as follows:

                                                      March 31,
                                                 -------------------
                                                   1995      1996
                                                 --------  ---------
                                                   (In thousands)
     Deferred tax assets:
       Investment tax and other
        credit carryforwards                     $ 2,613   $  3,384
       Alternative minimum tax credit
        carryforwards                              3,984      3,781
       Capitalized inventory costs                   654        581
       Other                                         480        672
                                                 -------   --------
          Total gross deferred tax asset           7,731      8,418

       Valuation allowance                        (2,388)    (2,695)
                                                 -------   --------
          Net deferred tax asset                   5,343      5,723

     Deferred tax liability - depreciation of
        plant and equipment                       (8,703)   (10,592)
                                                 -------   --------
          Net deferred tax liability             $(3,360)  $ (4,869)
                                                 -------   --------

   The above net deferred tax liability is reflected in the balance sheets as follows:

                                                   March 31,
                                               ------------------
                                                 1995      1996
                                               --------  --------
                                                 (In thousands)

     Current deferred tax asset                $ 1,557   $ 1,467
     Noncurrent deferred tax liability, net     (4,917)   (6,336)
                                               -------   -------

       Net deferred tax liability              $(3,360)  $(4,869)
                                               -------   -------

   In fiscal 1994, 1995 and 1996, 487,859, 630,566 and 319,081 shares of common stock, respectively, were issued through the exercise of non-qualified stock options and compensatory warrants. In addition, in fiscal 1996, restrictions lapsed on 41,900 shares of common stock. The total tax benefit to the Company from these transactions, which is credited to additional paid-in capital, rather than recognized as a reduction of income tax expense, was $1,772,000, $3,306,000 and $2,313,000 in fiscal 1994, 1995 and 1996, respectively. Those benefits were recognized in the balance sheets as follows:

                                             Years Ended March 31,
                                             ----------------------
                                              1994    1995    1996
                                             ------  ------  ------
                                                 (In thousands)
     Reduction in:
          Income taxes payable               $1,102  $1,969  $1,464
          Deferred income taxes                 670   1,337     849
                                             ------  ------  ------

     Credit to additional paid-in capital    $1,772  $3,306  $2,313
                                             ------  ------  ------

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   At March 31, 1996, the Company's investment tax and other credits ($174,000 Federal and $4,862,000 State) expire from 2001 to 2012. The Company also has $3,553,000 of Federal and $345,000 of State alternative minimum tax credit carryforwards available with no expiration date.


(5)  OTHER ASSETS

   Other assets include $5,575,000 paid to QMS, Inc. in fiscal 1996 for the rights to sell thermal transfer supplies directly to the customers of QMS, Inc. under the QMS, Inc. brand name. The purchase price was allocated to the various service and consulting arrangements, customer records and other agreements acquired in this transaction. Amortization of the cost of the acquired assets was $655,000 in fiscal 1996.


(6)  RELATIONSHIP WITH FUJICOPIAN CO., LTD.

   The Company manufactures thermal transfer ribbons pursuant to a license agreement with Fujicopian Co., Ltd. which expires in 2008. Royalty expenses under the agreement are generally equal to 3% of total revenues from substantially all thermal transfer ribbons and totaled $1,911,000, $2,627,000 and $2,681,000 in fiscal 1994, 1995 and 1996, respectively. The payable to Fujicopian Co., Ltd. includes royalties due of $687,000 and $732,000 as of March 31, 1995 and 1996, respectively.

   The Company also purchased certain materials from Fujicopian which totaled $3,925,000, $4,579,000 and $3,040,000 in fiscal 1994, 1995 and 1996, respectively. The Company believes that the costs of such purchases are competitive with alternative sources of supply.

   At March 31, 1996, Fujicopian owned 300,300 shares of the Company's common stock.


(7)  RETIREMENT SAVINGS PLAN

   The Company has a defined contribution retirement savings plan qualified under Section 401(k) of the Internal Revenue Code. Pursuant to the plan, employees make voluntary contributions which are partially matched by the Company. Expenses under the Plan were $415,000, $555,000 and $639,000 in fiscal 1994, 1995 and 1996, respectively.


(8)  COMMITMENTS

   At March 31, 1996, commitments for construction of an additional manufacturing facility and the purchase of equipment totaled $4,479,000. Additionally, the Company had contracted to buy certain raw materials for $10,929,000.

   Rent expense under operating leases for certain buildings and equipment was $223,000, $253,000 and $270,000 in fiscal

PAGE 25

1994, 1995 and 1996, respectively. Minimum annual payments due under these leases are $214,000 in fiscal 1997, $143,000 in fiscal 1998, $130,000 in fiscal
1999, $132,000 in fiscal 2000 and in fiscal 2001 and a total of $559,000 thereafter.


(9)  SIGNIFICANT CUSTOMERS

   Sales to significant customers were: $7,270,000 and $7,118,000 to separate customers in fiscal 1994, $10,282,000 to one customer in fiscal 1995, and $11,859,000 and $9,599,000 to separate customers in fiscal 1996. In addition, export sales in the aggregate were $9,576,000 and $9,753,000 in fiscal 1995 and 1996, respectively.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

(10) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   Selected quarterly financial data for 1995 and 1996 are as follows:

                                                          Year Ended March 31, 1995
                                             ---------------------------------------------------
                                               First       Second         Third        Fourth
                                              Quarter      Quarter       Quarter       Quarter
                                             ---------  -------------  ------------  -----------
                                                  (In thousands, except per share amounts)

     Revenues                                  $19,816        $21,409       $21,941      $22,311
     Gross profit                                5,782          6,306         6,601        6,820
     Net income                                $ 2,150        $ 2,451       $ 2,631      $ 2,738
                                               -------        -------       -------      -------

     Net income per share of common stock      $   .24        $   .27       $   .29      $   .30
                                               -------        -------       -------      -------


                                                          Year Ended March 31, 1996
                                             ---------------------------------------------------
                                               First       Second         Third        Fourth
                                              Quarter      Quarter       Quarter       Quarter
                                             ---------  -------------  ------------  -----------
                                                        (In thousands, except per share amounts)

     Revenues                                  $19,001        $21,223       $24,018      $24,206
     Gross profit                                5,417          6,209         7,306        7,263
     Net income                                $ 1,831        $ 2,213       $ 2,865      $ 2,994
                                               -------        -------       -------      -------

     Net income per share of common stock      $   .20        $   .24       $   .31      $   .34
                                               -------        -------       -------      -------


(11)  ACCOUNTING PRONOUNCEMENTS

   The Company is required to adopt Statements of Financial Accounting Standards Nos. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of) and 123 (Accounting for Stock Based Compensation) in fiscal 1997. The Company does not believe that the adoption of either standard will have a material effect on the consolidated financial statements. With respect to FAS 123, the Company does not expect to adopt the fair value accounting provisions of the standard in favor of the disclosure alternative.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
International Imaging Materials, Inc.:


   We have audited the accompanying consolidated balance sheets of International Imaging Materials, Inc. and subsidiaries as of March 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Imaging Materials, Inc. and subsidiaries as of March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.



   /s/ KPMG Peat Marwick LLP
- -----------------------------------------
  KPMG PEAT MARWICK LLP


Buffalo, New York
April 24, 1996

                            COMMON STOCK INFORMATION



International Imaging Materials, Inc.'s common stock is traded on The Nasdaq Stock Market under the symbol IMAK. The Company has never paid dividends on its common stock nor does it expect to pay dividends in the foreseeable future. There were 308 shareholders of record and approximately 3,500 beneficial holders of the Company's common stock at March 31, 1996. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1995 and 1996.



YEAR ENDED MARCH 31, 1995:
- --------------------------
                                            Price
                                      ----------------
  Quarter Ended                        High      Low
- ------------------------------------------------------
July 5, 1994                          $20.250  $15.000
October 4, 1994                       $25.000  $18.500
January 3, 1995                       $33.750  $21.875
March 31, 1995                        $30.500  $25.250


YEAR ENDED MARCH 31, 1996:
- --------------------------
                                            Price
                                      ----------------
  Quarter Ended                        High      Low
- ------------------------------------------------------
July 4, 1995                          $29.250  $21.750
October 3, 1995                       $27.375  $18.000
January 2, 1996                       $28.500  $19.938
March 31, 1996                        $26.000  $16.250
