Form 10-K405/A, Exhibit 13
period 1997-03-31
INTERNATIONAL IMAGING MATERIALS INC /DE/
filed 1997-07-01
CIK 904009

                                                                      EXHIBIT 13


                     INTERNATIONAL IMAGING MATERIALS, INC.

                 PORTIONS OF 1997 ANNUAL REPORT TO STOCKHOLDERS

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Results of Operations
---------------------

The Company's financial emphasis in fiscal 1997 was increasing value for its stockholders. The Company generated free cash of $11.8 million or $1.37 per share, and in conjunction with borrowings on its lines of credit, repurchased 878,400 shares of its common stock between the fourth quarter of fiscal 1996 and the first two months of fiscal 1998. In addition, 375,788 shares of common stock were surrendered between the third quarter of fiscal 1996 and the fourth quarter of fiscal 1997 by officers and a director in connection with the exercise of stock options and warrants. This 1,254,188 share or 14.0% decrease in the Company's outstanding common stock resulted in a $.07 contribution to earnings per share in fiscal 1997 and an anticipated $.19 benefit to fiscal 1998 earnings per share.

Stockholders Equity chart: FY93, $21,838; FY94, $59,110; FY95, $73,689; FY96,
$78,120; FY97, $87,868.

Revenues in fiscal 1997 were $106.9 million, an increase of 20.9% from $88.4 million in fiscal 1996. Revenues in fiscal 1995 were $85.5 million and included $6.0 million of revenue, primarily jumbo rolls to Armor, Fujicopian's thermal transfer licensee for Europe, which did not recur in fiscal 1996. Therefore, recurring revenues grew 11.3% from fiscal 1995 to fiscal 1996.

Revenues chart: FY93m $48,438; FY94, $61,576; FY95, $85,477; FY96, $88,448;
FY97, $106,894.

The Company sells its ribbons primarily to printer original equipment manufacturers, which in turn sell the ribbons under their own brand names to end-users, either directly or through distributors and value-added resellers. Revenues from OEM customers in fiscal 1997 were $77.6 million, comprised 72.6% of total revenues, and increased 15.7% from $67.1 million in fiscal 1996. This increase primarily reflects the transfer of ribbon production for a significant color ribbon program from Fujicopian during fiscal 1996, new products introduced to existing tag and label and fax customers in North America, and increased sales of existing and new products outside of North America.

The Company also sells its ribbons directly to distributors and dealers where such sales do not adversely affect the Company's OEM customers. Domestic distributor revenues in fiscal 1997 were $26.4 million, comprised 24.7% of total revenues and increased 30.4% from $20.2 million in fiscal 1996. The addition of several new significant tag and label customers, new product lines introduced to existing tag and label customers, overall tag and label aftermarket growth, and the continuing end-user migration towards this distributor channel from the OEM channel as the market for tag and label ribbons matures were primarily responsible for this growth.

The continued expansion of the market for tag and label printing in Central and South America, and the Company's marketing programs targeting these opportunities, were principally responsible for significant revenue growth for existing customers and the addition of a significant new customer in the international distributor channel. Revenues for this channel were $3.0 million in fiscal 1997, comprised 2.8% of total revenues, and increased 149.3% from $1.2 million in fiscal 1996.

Recurring revenues for the OEM channel increased 10.1% from fiscal 1995 to fiscal 1996, principally due to the transfer of ribbon production for the significant color ribbon program from Fujicopian, new product lines introduced to existing tag and label customers, the addition of a significant new tag and label customer, and the overall growth of applications for tag and label printing. Domestic distributor revenues increased 13.6% from fiscal 1995 to fiscal 1996. In September 1995, the Company acquired the thermal transfer supplies business from one of its OEM customers, QMS Inc., and began selling ribbons and other thermal transfer supplies under the QMS brand name directly to distributors, dealers and end-users. The higher selling prices for ribbons and other items included in the

PAGE 16 - 17
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

           FINANCIAL CONDITION AND RESULTS OF OPERATIONS, Continued


QMS supplies business, the addition of several new significant tag and label customers, new product lines introduced to existing tag and label customers, overall tag and label aftermarket growth, and end-user migration towards this distributor channel from the OEM channel, all contributed to this growth.

The Company's ribbon unit selling prices in total declined slightly in fiscal 1997 after remaining comparable from fiscal 1995 to fiscal 1996. Selling price decreases to tag and label ribbon OEM and distributor customers were partially offset by slight increases in selling prices to color ribbon OEM customers and significantly higher selling prices to dealers, distributors and end-users for QMS thermal transfer supplies.

Gross margins were 29.1% of revenues in fiscal 1997 as compared to 29.6% in fiscal 1995. This decline primarily resulted from the incremental operating expenses from the new manufacturing facility opened during fiscal 1997, a change in sales mix and lower overall selling prices, partially offset by the increased leverage of fixed overhead costs and production efficiencies from higher sales volumes, lower raw material purchase prices, and higher margins on the QMS thermal transfer supplies business. The gross margin decline in fiscal 1996 from 29.8% of revenues in fiscal 1995 primarily reflects the fixed overhead costs not absorbed by temporarily declining revenues from customers reducing their inventory levels, partially offset by higher margins on the QMS thermal transfer business and no management bonuses in fiscal 1996.

Operating Income chart: FY93, $6,150; FY94, $10,146;  FY95, $15,937; FY97,
$17,941.

Total operating expenses were $13.2 million in fiscal 1997, an increase of 21.0% from $10.9 million in fiscal 1996. Research and development expenses increased $515,000 due to personnel additions to create new products for future revenue growth, partially offset by lower costs of samples produced in the new pilot manufacturing facility. Selling expenses increased $1.1 million due to the hiring of additional personnel for the Company's telemarketing and direct sales forces and to identify opportunities for future products and increased advertising to maximize revenue from new products. General and administrative expenses increased $638,000, primarily due to increased staffing in human resources, finance and management information systems to support the Company's growth.

Total operating expenses in fiscal 1996 increased by 14.1% from $9.6 million in fiscal 1995. Research and development expenses increased $862,000 due to increased staffing and sampling of new products as investments in future revenue growth. Selling expenses increased $515,000 due to the creation of a telemarketing capability for QMS thermal transfer supplies, and the hiring of additional personnel to drive the Company's sales growth, partially offset by no management bonuses in fiscal 1996.

Net interest expense was $562,000 in fiscal 1997, an increase of $527,000 from $35,000 in fiscal 1996. Total interest cost incurred in fiscal 1997 was $900,000, of which $283,000 was capitalized as part of the cost of construction of and equipment for the 100,000 square-foot manufacturing facility completed during the first quarter, and $617,000 was charged to expense. Total interest cost incurred in fiscal 1996 was $748,000, including $612,000 capitalized in conjunction with the new facility and $136,000 charged to expense. Net interest income in fiscal 1995 was $143,000 before the Company's cash and short-term investments were used together with borrowings on lines of credit in fiscal 1996 to fund the new facility, purchase the QMS thermal transfer supplies business, and repurchase 315,400 shares of the Company's common stock.

Income taxes in fiscal 1997 were $6.1 million or 35.0% of income before income taxes. In fiscal 1996, income taxes were $5.3 million or 35.0% of income before income taxes. Income taxes in fiscal 1995 were $6.1 million or 38.0% of income before income taxes. Benefits from changes in the New York State alternative minimum tax calculation and the Company's foreign sales subsidiary established at the beginning of fiscal 1996 contributed to the rate reduction. The actual tax payments in all three years were significantly lower than the expense reflected in the Company's statements of income since a substantial portion of the tax provisions were deferred, primarily reflecting the temporary benefits of accelerated depreciation of plant and equipment on the Company's tax returns. Tax payments were also reduced by tax deductions from the exercises of non-qualified stock options and compensatory warrants. For financial reporting purposes, these tax benefits are recognized as increases in additional paid-in capital, rather than as reductions of income tax expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

Liquidity and Capital Resources
-------------------------------

The Company's financial condition remains strong, with long-term debt comprising only 1.2% of total capitalization at March 31, 1997. Cash provided by operating activities in fiscal 1997 of $25.6 million funded $13.8 million of capital expenditures, leaving free cash flow of $11.8 million or $1.37 per share, which was used to repay $9.5 million on the Company's lines of credit and long-term debt, and repurchase 142,200 shares of the Company's common stock for $2.5 million. The Company expects to spend approximately $7 million on capital expenditures in fiscal 1998, primarily to purchase equipment to increase manufacturing capacity and yield production efficiencies. The Company believes that its internally generated cash, supplemented as needed by its lines of credit, will be sufficient to fund its working capital, capital expenditure and debt service requirements, as well as repurchase additional shares of its common stock, over the next two years.

CAPITAL EXPENDITURES CHART: FY93, $8,819; FY94, $13,435; FY95, $14,235;
FY96, $17,477; FY97, $13,777

Trade receivables increased $1.6 million in fiscal 1997, with the number of days of sales in trade receivables increasing from 48 days at March 31, 1996 to 50 days at March 31, 1997, but still within the Company's typical range of 45 to 50 days. Inventories decreased $2.0 million during fiscal 1997, as the Company worked with its key suppliers to reduce its raw material inventories. The $2.4 million decrease in other assets principally consists of the repayment of loans which funded personal income tax withholdings due upon the exercise of stock options by officers. The Company also repurchased 142,200 shares of its common stock during the fourth quarter of fiscal 1997, at an average purchase price of $17.47 per share. The Company has repurchased an additional 420,800 shares of its common stock during the first two months of fiscal 1998 at an average purchase price of $17.33 per share.

FREE CASH FLOW CHART: FY93, ($4,566); FY94, ($7,779); FY95, $4,650;
FY96, ($7,589); FY97, $11,822

Cash provided by operating activities in fiscal 1996 of $9.9 million, short-term borrowings on the Company's lines of credit of $16.3 million and $7.0 million of cash and short-term investments at March 31, 1995 funded $17.5 million of capital expenditures, the purchase of the QMS thermal transfer supplies business for $5.6 million and the repurchase of 315,400 shares of the Company's common stock for another $5.6 million. Trade receivables increased $4.3 million in fiscal 1996, primarily due to disproportionately higher sales volume in February and March 1996. Inventories increased $2.3 million during fiscal 1996, as the Company used available manufacturing capacity to increase its finished goods inventories in anticipation of future revenue increases, as well as create the higher inventory levels required to service the growing proportion of dealer, distributor and end-user sales. The $4.7 million increase in other assets during fiscal 1996 principally consists of the purchase price for the QMS thermal transfer supplies business, of which $1.5 million was subsequently amortized in fiscal 1997.

During fiscal 1996 and 1997, the Company loaned $3.4 million and $1.6 million to certain officers in conjunction with the exercise of non-qualified stock options. These exercises, in addition to the lapse of restrictions on restricted stock, generated tax deductions of $6.3 million and $5.4 million for the Company in fiscal 1996 and 1997, respectively. During fiscal 1996 and 1997, $4.2 million and $3.9 million of these loans were repaid through the surrender of shares of common stock to the Company. The portions of these loans which funded the officers' personal income tax withholdings are included in other assets since it is the intention of the Company to allow repayment beyond March 31, 1998. The portions of these loans that funded the exercise price of the options are included as a reduction of stockholder's equity. These demand notes are secured by the stock and personal assets of the officers.


Inflation
---------

Inflationary factors have not had a significant effect on the Company's overall revenues or profitability during the past three years.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME



                                                 Years Ended March 31,
                                              ----------------------------
                                               1995      1996      1997
                                              -------  --------  ---------
(In thousands, except per share amounts)

Revenues                                      $85,477  $88,448   $106,894

Cost of goods sold                             59,968   62,253     75,737
                                              -------  -------   --------

  Gross profit                                 25,509   26,195     31,157
                                              -------  -------   --------

Operating expenses:
 Research and development                       2,217    3,079      3,594
 Selling                                        3,635    4,150      5,289
 General and administrative                     3,720    3,695      4,333
                                              -------  -------   --------

  Total operating expenses                      9,572   10,924     13,216
                                              -------  -------   --------

  Operating income                             15,937   15,271     17,941

Interest income (expense), net                    143      (35)      (562)
                                              -------  -------   --------

  Income before income taxes                   16,080   15,236     17,379

Income taxes                                    6,110    5,333      6,083
                                              -------  -------   --------

  Net income                                  $ 9,970  $ 9,903   $ 11,296
                                              =======  =======   ========

  Net income per share of common stock          $1.10    $1.07      $1.26
                                              =======  =======   ========

Weighted average common shares outstanding      9,093    9,224      8,967
                                              =======  =======   ========




          See accompanying notes to consolidated financial statements

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                               March 31,
                                                                  -----------------------------------
                                                                        1996              1997
                                                                  ----------------  -----------------
                                                                    (In thousands, except share and
ASSETS                                                                per share amounts)
-----


Current assets:
  Cash                                                                   $    570           $    444
  Trade receivables                                                        16,157             17,726
  Inventories:
     Raw materials                                                          9,397              5,789
     Work in process                                                        3,627              4,602
     Finished goods                                                         4,839              5,478
                                                                         --------           --------
       Total inventories                                                   17,863             15,869
                                                                         --------           --------
  Prepaid expenses                                                            635              1,107
  Deferred income taxes                                                     1,467              1,176
                                                                         --------           --------
       Total current assets                                                36,692             36,322
                                                                         --------           --------
Property, plant and equipment, at cost:
  Land                                                                      1,163              1,170
  Building and improvements                                                10,924             21,265
  Equipment                                                                64,362             82,702
  Construction in progress                                                 17,194                814
                                                                         --------           --------
                                                                           93,643            105,951
  Less accumulated depreciation                                            21,826             28,320
                                                                         --------           --------
     Net property, plant and equipment                                     71,817             77,631
                                                                         --------           --------
Other assets                                                                6,952              4,521
                                                                         --------           --------
                                                                         $115,461           $118,474
                                                                         ========           ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------

Current liabilities:
  Notes payable to banks                                                   16,292              8,484
  Current installments of long-term debt                                    1,674              1,143
  Trade accounts payable                                                    8,126              7,858
  Other accrued liabilities                                                 2,654              3,622
                                                                         --------           --------
     Total current liabilities                                             28,746             21,107
Long-term debt, excluding current installments                              2,259              1,111
Deferred income taxes                                                       6,336              8,388
                                                                         --------           --------
     Total liabilities                                                     37,341             30,606
                                                                         --------           --------

Commitments (Note 8)

Stockholders' equity:
  Preferred stock; $.01 par value; 5,000,000 shares
    authorized; none issued                                                   ---                ---
  Common stock; $.01 par value; 30,000,000 shares
    authorized; 8,855,301 and 8,570,310 shares issued
    as of March 31, 1996 and 1997, respectively                                89                 86
  Additional paid-in capital                                               53,037             44,514
  Unearned compensation - restricted stock awards                            (692)              (385)
  Notes receivable from exercise of stock options and warrants             (1,219)               (37)
  Retained earnings                                                        32,394             43,690
  Treasury stock, 310,400 shares, at cost                                  (5,489)               ---
                                                                         --------           --------
     Total stockholders' equity                                            78,120             87,868
                                                                         --------           --------
                                                                         $115,461           $118,474
                                                                         ========           ========

          See accompanying notes to consolidated financial statements

PAGE 21
             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years Ended March 31,
                                                                     -------------------------------
                                                                       1995       1996       1997
                                                                     ---------  ---------  ---------
                                                                             (in thousands)

Cash flows from operating activities:
  Net income                                                         $  9,970   $  9,903   $ 11,296
                                                                     --------   --------   --------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                                      4,520      6,251      8,216
     Deferred income taxes and other noncash expenses                   2,482      2,804      2,972
     Reduction in income taxes payable from the
      exercise of options and warrants                                  1,969      1,464      1,477
     Cash provided (used) by changes in:
       Trade receivables                                                 (675)    (4,418)    (1,560)
       Inventories                                                     (4,939)    (2,256)     1,994
       Prepaid expenses                                                  (236)       183       (472)
       Other assets                                                        (7)        50       (310)
       Trade accounts payable                                           2,956     (1,052)     1,018
       Other accrued liabilities                                        2,845     (3,041)       968
                                                                     --------   --------   --------
          Total adjustments                                             8,915        (15)    14,303
                                                                     --------   --------   --------
          Net cash provided by operating activities                    18,885      9,888     25,599
                                                                     --------   --------   --------

Cash flows used in investing activities:
  Capital expenditures                                                (14,235)   (17,477)   (13,777)
  Payments to acquire other assets                                        ---     (5,575)       ---
  Purchases of securities                                              (4,468)       (22)       ---
  Maturities of securities                                              1,000      3,490        ---
                                                                     --------   --------   --------
          Net cash used in investing activities                       (17,703)   (19,584)   (13,777)
                                                                     --------   --------   --------

Cash flows from financing activities:
  Proceeds from employee stock purchase plan                               83        102         79
  Purchase of common stock                                                ---     (5,576)    (2,484)
  Exercise of stock options and warrants:
     Proceeds                                                           1,013        409      1,576
     Notes received for related tax liabilities                        (1,996)    (2,816)    (1,632)
  Proceeds from (repayments of) notes payable to banks                    ---     16,292     (7,808)
  Repayments of long-term debt                                         (1,712)    (1,704)    (1,679)
                                                                     --------   --------   --------
          Net cash provided by (used in) financing activities          (2,612)     6,707    (11,948)
                                                                     --------   --------   --------

Net decrease in cash                                                   (1,430)    (2,989)      (126)
Cash at beginning of year                                               4,989      3,559        570
                                                                     --------   --------   --------
Cash at end of year                                                  $  3,559   $    570   $    444
                                                                     ========   ========   ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest, net of amount capitalized                                  218        151        663
     Income taxes                                                    $    311   $  3,044   $  2,269
                                                                     ========   ========   ========

Supplemental disclosure of noncash investing and
   financing activities:
  Increase (decrease) in liabilities for capital expenditures             528      1,172     (1,286)
  Notes received for exercise price of stock options and warrants       1,880        548        ---
  Common stock surrendered:
     Payment of stock option exercise price                               ---        699        778
     Repayments of notes by officers                                 $    ---   $  4,210   $  3,910
                                                                     ========   ========   ========

          See accompanying notes to consolidated financial statements

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                        Notes
                                                                       Receivable
                                                                         From
                                                                         Exercise
                                             Additional                of Stock                             Total
                                     Common  Paid-in     Unearned       Options    Retained   Treasury   Stockholders'
                                     Stock   Capital   Compensation   & Warrants   Earnings     Stock        Equity
                                     ------  --------  -------------  -----------  ---------  ---------  --------------
                                                            (In thousands, except share amounts)

Balance at March 31, 1994               $81  $47,442        $  (830)     $   ---    $12,521    $  (104)        $59,110

Exercise of options and warrants:
   Shares issued, 630,566                          6          2,887                                              2,893
   Tax benefit                                 3,306                                                             3,306
   Notes received                                                         (1,880)                               (1,880)

Net income                                                                            9,970                      9,970

Restricted stock awards and other                                            271        (85)       104             290
                                                                      ----------   --------   --------   -------------

Balance at March 31, 1995                87   53,906           (915)      (1,880)    22,491        ---          73,689

Exercise of options and warrants:
  Shares issued, 319,081                  3    1,648                                                87           1,738
  Tax benefit                                  2,116                                                             2,116
  Shares surrendered, 197,345                                    (1)      (4,908)     1,209     (3,700)
  Notes received                                                            (548)                                 (548)

Purchase of 315,400 treasury shares                          (5,576)      (5,576)

Net income                                                                            9,903                      9,903

Restricted stock awards and other                                            275        223        498
                                                                      ----------   --------   --------

Balance at March 31, 1996                89   53,037           (692)      (1,219)    32,394     (5,489)         78,120

Exercise of options and warrants:
  Shares issued, 373,045                      (3,178)                                            5,489           2,311
  Tax benefit                                  1,800                                                             1,800
  Shares surrendered, 208,807                                    (2)      (4,686)     1,182     (3,506)

Purchase and retirement of 142,200 shares                                     (1)    (2,483)    (2,484)

Net income                                                                           11,296                     11,296

Restricted stock awards and other                                             24        307        331
                                                                      ----------   --------   --------

Balance at March 31, 1997               $86  $44,514        $  (385)     $   (37)   $43,690    $   ---         $87,868
                                        ===  =======        =======   ==========   ========   ========   =============


          See accompanying notes to consolidated financial statements

PAGE 23
             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997


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

   (b) Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market.

   (c) Depreciation and Amortization

   Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Intangibles included in other assets are amortized over the period of expected benefit.

   (d) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on April 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have any impact on the Company's financial position or results of operations.

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

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   (g) Stock-Based Compensation

   Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

   (h) Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(2)  INDEBTEDNESS

   The Company maintains lines of credit with two banks totaling $40,000,000 which are due on demand and bear interest at either the LIBOR rate plus .20%, the bank's cost of funds rate plus .50%, or the prime rate, as selected by the Company. Advances under both lines of credit are at the sole discretion of the banks and can be made for various periods of time not extending beyond September 30, 1997 under one of the lines of credit. There was $16,292,000 and $8,484,000 outstanding under the facilities at 5.60% and 5.81% at March 31, 1996 and 1997, respectively.

   A summary of long-term debt follows:


                                            Interest
                                            Rate at
                                           March 31,     March 31,
                                                       --------------
                                              1997      1996    1997
                                           ----------  ------  ------
                                                 (In thousands)
          Term loans, due in:
              1997                              7.75%  $  631  $   49
              1998                              7.75    2,562   1,630
              2001                              8.25      647     520
          Other                                 2.50       93      55
                                                       ------  ------
              Total long-term debt                      3,933   2,254

          Less current installments                     1,674   1,143
                                                       ------  ------

              Long-term debt, excluding
               current installments                    $2,259  $1,111
                                                       ======  ======


   The term loans, payable in monthly installments ranging from $11,000 to $78,000, bear interest at variable rates based on the prime rate, are secured by certain plant and equipment, require the maintenance of certain financial ratios, limit the amount of capital expenditures and prohibit the payment of cash dividends without the lenders' consent.

   The aggregate annual installments due on long-term debt for each of the next five years are: $1,143,000 in fiscal 1998, $846,000 in fiscal 1999, $127,000 in fiscal 2000, $127,000 in fiscal 2001 and $11,000 in fiscal 2002.

   In connection with the construction of new manufacturing facilities, the Company capitalized interest as a component of the cost of plant and equipment as follows:


                                          Years Ended March 31,
                                          ---------------------
                                           1995    1996   1997
                                          ------  ------  -----
                                             (In thousands)

       Interest cost capitalized           $ 235   $ 612  $ 283
       Interest cost charged to income       284     136    617
                                           -----   -----  -----
         Total interest cost incurred      $ 519   $ 748  $ 900
                                           =====   =====  =====

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

The 2001 term loan and one of the lines of credit are with a bank that owns warrants to purchase 50,000 shares of the Company's common stock.

   The carrying amount of the Company's long-term debt instruments approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at March 31, 1997.


(3)  STOCKHOLDERS' EQUITY

   The Company has three stock plans under which non-qualified stock options and restricted stock have been granted to employees and directors. The plans authorize grants of up to 3,150,000 shares. All options were granted at the fair market value of the Company's common stock on the grant date, vest over five years, and expire ten years and one day after grant. The following table summarizes option activity under these plans:

                                                  Weighted Average
                                       Options     Exercise Price
                                      ----------  ----------------

     Outstanding at March 31, 1994    1,663,270             $ 8.09
       Granted                          290,946             $26.26
       Exercised                       (388,942)            $ 4.31
       Forfeited                         (4,000)            $18.57
                                      ---------             ------
     Outstanding at March 31, 1995    1,561,274             $12.39
       Granted                          589,610             $21.55
       Exercised                       (301,881)            $ 5.39
       Forfeited                       (241,000)            $26.51
                                      ---------             ------
     Outstanding at March 31, 1996    1,608,003             $14.95
       Granted                          315,294             $20.35
       Exercised                       (320,605)            $ 6.11
       Forfeited                       (116,750)            $23.37
                                      ---------             ------
     Outstanding at March 31, 1997    1,485,942             $17.34
                                      =========             ======

     Exercisable at March 31
       1995                             893,617               6.23
       1996                             708,501               8.42
       1997                             666,064             $13.70

       Included in options granted and options forfeited in the table above are 236,000 options which were repriced from a weighted average exercise price of $26.53 per share to $17.75 per share in fiscal 1996 and 52,000 options repriced from an exercise price of $26.50 per share to $17.75 per share in fiscal 1997. In exchange for the repricing of these options, the recipients agreed to forego any payments at or below the target level under the Company's incentive bonus compensation program for fiscal 1997.

       The following table summarizes information about stock options outstanding at March 31, 1997:


                             Options Outstanding                 Options Exercisable
                   -----------------------------------------    ------------------------


    Range of                Weighted Average  Weighted Average           Weighted Average
 Exercise Prices   Options   Remaining Life    Exercise Price   Options   Exercise Price
-----------------  -------  ----------------  ----------------  -------  ----------------

     $ 5 - $14     348,784         4.4 years            $ 6.23  290,429            $ 5.74
     $16 - $22     825,823         8.2 years            $19.44  308,334            $18.92
     $22 - $27     311,335         8.3 years            $24.17   67,301            $24.19

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   In addition, the Company granted directors 2,400 shares of restricted stock at a grant-date fair value of $24.00 per share in fiscal 1996 and 2,100 shares at a grant-date fair value of $21.69 per share in fiscal 1997. Compensation cost of restricted stock awards charged to earnings was $281,000 in fiscal 1996 and $274,000 in fiscal 1997.

   The Company also has an employee stock purchase plan which allows employees to purchase up to 200,000 shares of the Company's common stock at 85% of the fair market value of the shares at the time of purchase. As of March 31, 1996 and 1997, 9,055 and 13,626 shares, respectively, had been issued under this plan.

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost for its stock options under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per share of common stock would have been reduced to the pro forma amounts indicated below:

                                      Years Ended March 31,
                             ----------------------------------------
                                                 1996        1997
                                              ----------  -----------
                             (In thousands, except per share amounts)

     Net income              As reported          $9,903      $11,296
                             Pro forma             9,415       10,200
                                                  ======      =======

     Net income per share    As reported            1.07         1.26
                             Pro forma            $ 1.03      $  1.17
                                                  ======      =======

   For purposes of this pro forma disclosure, the weighted average fair market value of options granted in fiscal 1996 and fiscal 1997 of $9.42 and $9.06, respectively, were calculated using the Black-Scholes option pricing model. The weighted average assumptions used in the model were: volatility of 48.1%, expected life of 6 years, no dividend yield, and risk-free interest rate of 6.0% and 6.4% for fiscal 1996 and fiscal 1997, respectively.

   Pro forma net income reflects only options granted in fiscal 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the option's vesting period and compensation cost for options granted prior to April 1, 1995 is not considered.

   Additionally, the Company has warrants outstanding as follows:

                                     Years Ended March 31,
                             -------------------------------------
                                 1995           1996        1997
                             -------------  -------------  -------

     Warrants outstanding          119,640        102,440   50,000
                             =============  =============  =======

     Warrants exercisable           79,640         82,440   50,000
                             =============  =============  =======

     Exercise price range    $5.00 - 10.00  $5.00 - 10.00  $ 10.00
                             =============  =============  =======

   During fiscal 1996, the Company loaned $548,000 to certain officers to fund the exercise price of stock options and $2,816,000 to pay their personal income tax liabilities related to the exercise. The Company also loaned $1,632,000 to officers for their stock option related income tax liabilities in fiscal 1997. In fiscal 1996 and 1997, $4,210,000 and $4,016,000, respectively, of such loans were repaid through the surrender of shares of the Company's common stock and cash. The Company intends to allow repayment of these demand notes, which are collateralized by all of the personal assets of the respective officers, beyond March 31, 1998.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

(4)    INCOME TAXES

   Income tax expense consists of the following:

                                   Years Ended March 31,
                                   ----------------------
                                    1995    1996    1997
                                   ------  ------  ------
                                       (In thousands)

     Current:
       Federal                     $3,411  $2,662  $3,040
       State                          527     313     333
                                   ------  ------  ------
                                    3,938   2,975   3,373

     Deferred - Federal             2,172   2,358   2,710
                                   ------  ------  ------

       Total income tax expense    $6,110  $5,333  $6,083
                                   ======  ======  ======


   Income tax expense differs from the expected amount (computed by applying the 34% statutory rate to income before income taxes) due principally to the effects of the Company's foreign sales corporation, state income taxes and increase in the valuation allowance for deferred tax assets.

   The tax effects of temporary differences that give rise to the deferred tax assets and liability were as follows:

                                                      March 31,
                                                 --------------------
                                                   1996       1997
                                                 ---------  ---------
                                                    (In thousands)
     Deferred tax assets:
       Investment tax and other
        credit carryforwards                     $  3,384   $  4,706
       Alternative minimum tax credit
        carryforwards                               3,781      3,503
       Capitalized inventory costs                    581        493
       Other                                          672        237
                                                 --------   --------
          Total gross deferred tax asset            8,418      8,939

       Valuation allowance                         (2,695)    (3,648)
                                                 --------   --------
          Net deferred tax asset                    5,723      5,291

     Deferred tax liability - depreciation of
        plant and equipment                       (10,592)   (12,503)
                                                 --------   --------
          Net deferred tax liability             $ (4,869)  $ (7,212)
                                                 ========   ========


   The above net deferred tax liability is reflected in the balance sheets as follows:



                                              March 31,
                                          ------------------
                                            1996      1997
                                          --------  --------
                                            (In thousands)


     Current deferred tax asset           $ 1,467   $ 1,176
     Noncurrent deferred tax liability     (6,336)   (8,388)
                                          -------   -------

       Net deferred tax liability         $(4,869)  $(7,212)
                                          =======   =======

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

   In fiscal 1995, 1996 and 1997, 630,566, 319,081 and 373,045 shares of common stock, respectively, were issued through the exercise of non-qualified stock options and compensatory warrants. In addition, in fiscal 1996 and 1997, restrictions lapsed on 41,900 and 10,000 shares of common stock, respectively. The total tax benefit to the Company from these transactions, which is credited to additional paid-in capital, rather than recognized as a reduction of income tax expense, was $3,306,000, $2,313,000 and $1,844,000 in fiscal 1995, 1996 and
1997, respectively. Those benefits were recognized in the balance sheets as follows:

                                             Years Ended March 31,
                                             ----------------------
                                              1995    1996    1997
                                             ------  ------  ------
                                                 (In thousands)
     Reduction in:
          Income taxes payable               $1,969  $1,464  $1,477
          Deferred income taxes               1,337     849     367
                                             ------  ------  ------

     Credit to additional paid-in capital    $3,306  $2,313  $1,844
                                             ======  ======  ======

   At March 31, 1997, the Company's investment tax and other credits ($316,000 Federal and $6,651,000 State) expire from 2001 to 2013. The Company also has $3,349,000 of Federal and $233,000 of State alternative minimum tax credit carryforwards available with no expiration date.

(5)  OTHER ASSETS

   In fiscal 1996 $5,575,000 was paid to QMS, Inc. for the rights to sell thermal transfer supplies directly to the customers of QMS, Inc. under the QMS, Inc. brand name. The purchase price was allocated to the various service and consulting arrangements, customer records and other agreements acquired in this transaction. Amortization of the cost of the acquired assets was $655,000 and $1,539,000 in fiscal 1996 and 1997, respectively.


(6)  RELATIONSHIP WITH FUJICOPIAN CO., LTD.

   The Company manufactures thermal transfer ribbons pursuant to a license agreement with Fujicopian Co., Ltd. which expires in 2008. Royalty expenses under the agreement totaled $2,627,000, $2,681,000 and $2,680,000 in fiscal 1995, 1996 and 1997, respectively. The Company also purchased certain materials from Fujicopian which totaled $4,579,000, $3,040,000 and $2,586,000 in fiscal 1995, 1996 and 1997, respectively. The Company believes that the costs of such purchases are competitive with alternative sources of supply. Other accrued expenses includes $1,184,000 and $1,020,000 payable to Fujicopian Co., Ltd. as of March 31, 1996 and 1997, respectively.

   At March 31, 1997, Fujicopian owned 260,000 shares of the Company's common stock.

(7)  RETIREMENT SAVINGS PLAN

   The Company has a defined contribution retirement savings plan qualified under Section 401(k) of the Internal Revenue Code. Pursuant to the plan, employees make voluntary contributions which are partially matched by the Company. Expenses under the plan were $555,000, $639,000 and $852,000 in fiscal 1995, 1996 and 1997, respectively.


(8)  COMMITMENTS

   Rent expense under operating leases for certain buildings and equipment was $253,000, $270,000 and $304,000 in fiscal 1995, 1996 and 1997, respectively.
Minimum annual payments due under these leases are $202,000 in fiscal 1998, $189,000 in fiscal 1999, $191,000 in fiscal 2000 and 2001, $142,000 in fiscal
2002 and a total of $427,000 thereafter.

             INTERNATIONAL IMAGING MATERIALS, INC. AND SUBSIDIARIES

(9)  SIGNIFICANT CUSTOMERS

   Sales to significant customers were: $10,282,000, $11,859,000 and $15,660,000 to one customer in fiscal 1995, 1996 and 1997, respectively and $9,599,000 and $14,842,000 to another customer in fiscal 1996 and 1997, respectively. In addition, export sales in the aggregate were $9,576,000, $9,753,000 and $19,452,000 in fiscal 1995, 1996 and 1997, respectively.


(10) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   Selected quarterly financial data for 1996 and 1997 are as follows:


                                                   Year Ended March 31, 1996
                                            ----------------------------------------
                                              First     Second     Third     Fourth
                                             Quarter    Quarter   Quarter   Quarter
                                            ---------  ---------  --------  --------
                                            (In thousands, except per share amounts)

Revenues                                      $19,001    $21,223   $24,018   $24,206
Gross profit                                    5,417      6,209     7,306     7,263
Net income                                    $ 1,831    $ 2,213   $ 2,865   $ 2,994
                                              =======    =======   =======   =======

Net income per share of common stock          $   .20    $   .24   $   .31   $   .34
                                              =======    =======   =======   =======

                                                       Year Ended March 31, 1997
                                               ----------------------------------------
                                                First    Second      Third     Fourth
                                               Quarter   Quarter    Quarter   Quarter
                                              --------   -------    -------   --------
                                               (In thousands, except per share amounts)
Revenues                                      $25,003    $26,851   $27,730   $27,310
Gross profit                                    7,524      7,838     8,231     7,564
Net income                                    $ 2,831    $ 2,870   $ 3,040   $ 2,555
                                              =======    =======   =======   =======

Net income per share of common stock          $   .32    $   .32   $   .34   $   .29
                                              =======    =======   =======   =======

(11)  ACCOUNTING PRONOUNCEMENTS

   The Company is required to adopt Statement of Financial Accounting Standards No. 128 (Earnings per Share) in fiscal 1998. The Company does not believe that the adoption of this standard will have a material effect on the consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
International Imaging Materials, Inc.:


   We have audited the accompanying consolidated balance sheets of International Imaging Materials, Inc. and subsidiaries as of March 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Imaging Materials, Inc. and subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.



     /s/ KPMG Peat Marwick LLP
-----------------------------------------
     KPMG PEAT MARWICK LLP


Buffalo, New York
April 23, 1997

                            COMMON STOCK INFORMATION



International Imaging Materials, Inc.'s common stock is traded on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol IMAK. The Company has never paid dividends on its common stock nor does it expect to pay dividends in the foreseeable future. There were 268 shareholders of record and approximately 3,300 beneficial holders of the Company's common stock at March 31, 1997. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1996 and 1997.



YEAR ENDED MARCH 31, 1996:
----------------------------
                                   Price
                              ----------------
       Quarter Ended           High      Low
----------------------------  -------  -------
July 4, 1995                  $29.250  $21.750
October 3, 1995               $27.375  $18.000
January 2, 1996               $28.500  $19.938
March 31, 1996                $26.000  $16.250



YEAR ENDED MARCH 31, 1997:
----------------------------
                                   Price
                              -----------------
Quarter Ended                  High      Low
----------------------------  -------  -------
July 2, 1996                  $24.000  $16.250
October 1, 1996               $24.500  $20.000
December 31, 1996             $26.000  $21.250
March 31, 1997                $24.000  $14.750